CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603


                                April 5, 2013


VIA EDGAR CORRESPONDENCE FILING
-------------------------------

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


   Re:   First Trust Intermediate Duration Preferred & Income Fund (the "Fund")
                              File Nos. 811-22795, 333-186412
         ----------------------------------------------------------------------


Dear Ms. Rossotto:

     We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of March 6, 2013. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

COVER PAGE

     1. IN INVESTMENT OBJECTIVES, IT STATES THAT "[T]HE FUND SEEKS TO MAINTAIN, UNDER NORMAL MARKET CONDITIONS, A BLENDED (OR WEIGHTED AVERAGE) PORTFOLIO DURATION OF BETWEEN THREE AND EIGHT YEARS." HOWEVER, AS INDICATED IN THE FOLLOWING PARAGRAPH, PORTFOLIO HOLDINGS, THE FUND WILL INVEST AT LEAST 80% OF ITS MANAGED ASSETS IN SECURITIES THAT INCLUDE TRADITIONAL PREFERRED SECURITIES, WHICH ARE "CONSIDERED EQUITY SECURITIES", OTHER INVESTMENT COMPANIES AND OTHER SECURITIES WITH EQUITY CHARACTERISTICS OR THAT "HAVE LONG MATURITIES" OR "PERPETUAL" MATURITIES. WITH THESE INVESTMENTS, PLEASE CLARIFY HOW THE FUND WILL ACHIEVE A THREE TO EIGHT YEAR AVERAGE DURATION. FOR EXAMPLE, WILL THE FUND'S PORTFOLIO BE WEIGHTED TOWARDS SHORTER TERM DEBT SECURITIES? IF SO, PLEASE DISCLOSE THIS STRATEGY.

     Response: We have added a cross-reference under the "Investment Strategy" section of the Cover Page to "Prospectus Summary--Investment Objectives and Strategy--Duration" and "The Fund's Investments," which provide the following description of the Fund's management of target duration:

     "In seeking to maintain its target duration, the Fund will invest in floating rate and fixed-to-floating rate preferred securities, which tend to be less price-sensitive to rising interest rates (or yields) than fixed rate securities with similar terms to maturity. Because the interest rate on such securities is adjusted on a periodic basis by reference to some then current market interest rate measure, the ownership of such securities by the Fund will reduce duration. The extent of the Fund's investments in floating rate and fixed-to-floating rate preferred securities will vary depending on the duration of the Fund's other investments. Various other techniques may be used to maintain the Fund's target duration. For example, the Fund may also seek to maintain its target duration by investing in securities with short term maturities or securities with long term maturities, but shorter term call provisions that have the effect of reducing duration."

     2. IN PORTFOLIO HOLDINGS, PLEASE DISCLOSE THE SECTORS AND INDUSTRIES THE FUND WILL PRINCIPALLY INVEST IN, INCLUDING THE INDUSTRIES COMPRISING THE FINANCIALS SECTOR. IN PARTICULAR, PLEASE DISCLOSE THE FUND'S ANTICIPATED INVESTMENT IN REITS.

     Response: Pursuant to your request, we have inserted the following sentence in the "Portfolio Holdings" section of the Cover Page:

     "The Fund also will invest at least 25% of its Managed Assets in the group of industries that are part of the financials sector as classified under the Global Industry Classification Standards developed by MSCI, Inc. and Standard & Poor's, which is currently comprised of the banks, diversified financials, real estate (including real estate investment trusts) and insurance industries."

     3. ALSO IN PORTFOLIO HOLDINGS, IT STATES THAT THE FUND WILL INVEST AT LEAST 80% OF ITS MANAGED ASSETS IN SECURITIES THAT INCLUDE "SECURITIES OF OTHER
OPEN-END, CLOSED-END OR EXCHANGE-TRADED FUNDS ... . " IF THE FUND ANTICIPATES
INCURRING ACQUIRED FUND FEES AND EXPENSES GREATER THAN ONE BASIS POINT, PLEASE INCLUDE THESE EXPENSES IN THE FUND'S FEE TABLE.

     Response: The Fund does not anticipate that it will principally invest in securities of other open-end, closed-end or exchange-traded funds as part of its ongoing investment strategy. As such, references to these investments, including as part of the list of securities in which the Fund will invest at least 80% of its Managed Assets, have been removed from the Prospectus. As the Fund retains the ability to invest in securities of other open-end, closed-end or exchange-traded funds, a description of these investments and associated risks is included in the Statement of Additional Information.

     4. IN USE OF LEVERAGE, IT STATES THAT "[T]HE FUND MAY UTILIZE LEVERAGE THROUGH THE ISSUANCE OF PREFERRED SHARES OF BENEFICIAL INTEREST AND/OR THROUGH BORROWINGS AND/OR THE ISSUANCE OF COMMERCIAL PAPER OR NOTES." PLEASE EXPLAIN TO US WHETHER THE FUND INTENDS TO ISSUE COMMERCIAL PAPER AND ITS PURPOSES IN DOING SO.

     Response: The Fund does not currently intend to issue commercial paper and references to such have been deleted from the Prospectus.

     5. ALSO IN USE OF LEVERAGE, IT STATES THAT "[T]HE FUND ALSO MAY EMPLOY PORTFOLIO LEVERAGE THROUGH THE USE OF OTHER PORTFOLIO TECHNIQUES THAT HAVE THE ECONOMIC EFFECT OF LEVERAGE." PLEASE PROVIDE AN EXAMPLE OF THESE "PORTFOLIO TECHNIQUES". IF DERIVATIVES WILL BE USED FOR THIS PURPOSE, PLEASE STATE SO AND DISCLOSE THE TYPES OF DERIVATIVES THE FUND ANTICIPATES USING. PLEASE MAKE CONFORMING CHANGES ON PAGE 7 IN THE PROSPECTUS SUMMARY. FURTHER, IF THE FUND

WILL INVEST IN DERIVATIVES, WILL IT COUNT THESE INVESTMENTS TOWARDS SATISFACTION OF ITS 80% POLICY? IF YES, PLEASE CONFIRM THAT ALL SUCH DERIVATIVES HAVE ECONOMIC CHARACTERISTICS SIMILAR TO PREFERRED AND OTHER INCOME PRODUCING SECURITIES. PLEASE ALSO CONFIRM TO US THAT IF THE FUND COUNTS DERIVATIVES FOR PURPOSES OF COMPLIANCE WITH THE 80% POLICY, IT USES THE MARKET VALUE OF THE DERIVATIVES RATHER THAN THE NOTIONAL VALUE. FINALLY, PLEASE DISCLOSE THAT THE USE OF REVERSE REPURCHASE AGREEMENTS CREATES LEVERAGE.

     Response: Pursuant to your request, we have revised the applicable sections of the Prospectus to describe the Fund's potential use of portfolio leverage through reverse repurchase agreements:

     "The Fund anticipates that it may, in the future, employ portfolio leverage through the use of reverse repurchase agreements."

     The Fund does not currently anticipate the use of derivatives for portfolio leverage purposes. We have added the following sentence to the applicable sections of the Prospectus to address the inclusion of derivatives in the Fund's 80% policy:

     "The market value of the Fund's Strategic Transactions, if any, will be counted towards the Fund's policy to invest, under normal market conditions, at least 80% of its Managed Assets in preferred and other income-producing securities, as discussed above, to the extent the Strategic Transactions have economic characteristics similar to such preferred and other income-producing securities."

PROSPECTUS SUMMARY

     6. IN INVESTMENT OBJECTIVES AND STRATEGY, IN THE SECOND PARAGRAPH, PLEASE DEFINE MANAGED ASSETS HERE, IN THE DISCUSSION OF THE FUND'S 80% POLICY. IN ADDITION, PLEASE EXPLAIN TO US HOW THE FUND'S DEFINITION OF MANAGED ASSETS COMPORTS WITH THE REQUIREMENTS OF RULE 35D-1 UNDER THE 1940 ACT. ALSO IN THIS PARAGRAPH, PLEASE EXPLAIN WHAT "CONVERTIBLE SECURITIES" AND "CONTINGENT CONVERTIBLE SECURITIES" ARE, OR PROVIDE A CROSS-REFERENCE TO THE DEFINITIONS OF THESE INSTRUMENTS ON PAGES 5-6 IN THE PROSPECTUS SUMMARY.

     Response: Pursuant to your request, we have moved the definition of "Managed Assets" to the second paragraph of the "Investment Objectives and Strategy" section of the Prospectus Summary and provide a cross-reference to the "Portfolio Holdings" section, which includes an explanation of convertible securities and contingent convertible securities. We believe that the definition of "Managed Assets" is consistent with Rule 35d-1 in that "average daily gross asset value" minus "the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred Shares and accrued liabilities (other than debt representing leverage)" represents the Fund's "net assets" (as used in Rule 35d-1) and that "assets attributable to the Fund's leverage" included in "average daily gross asset value" represents "borrowings for investment purposes" (as used in Rule 35d-1).

     7. ON PAGE 2, IN INVESTMENT OBJECTIVES AND STRATEGY, IN THE FIRST PARAGRAPH IN THE DISCUSSION OF DURATION, IT STATES THAT "[I]N SEEKING TO MAINTAIN ITS TARGET DURATION, THE FUND WILL INVEST SIGNIFICANTLY IN FLOATING RATE AND FIXED-TO-FLOATING RATE PREFERRED SECURITIES". PLEASE EXPLAIN HERE WHAT FLOATING RATE AND FIXED-TO-FLOATING RATE PREFERRED SECURITIES ARE. PLEASE ALSO CLARIFY WHAT SIGNIFICANTLY MEANS AS USED HERE (I.E., WHAT PERCENTAGE OF THE FUND'S ASSETS DOES IT ANTICIPATE WILL BE INVESTED IN THESE SECURITIES? IS THERE A PERCENTAGE CEILING?).

     Response: We have provided a cross-reference after the above-referenced sentence to the appropriate section under "Portfolio Holdings" that describes floating rate and fixed-to-floating rate securities. In addition, we have revised the above-referenced sentence to state that the Fund will invest in floating rate and fixed-to-floating rate preferred securities in seeking to maintain its target duration, and to clarify that "[t]he extent of the Fund's investments in floating rate and fixed-to-floating rate preferred securities will vary depending on the duration of the Fund's other investments."

     8. IN THE FOLLOWING PARAGRAPH, IN THE DISCUSSION OF DURATION, IT STATES HOW DURATION DIFFERS FROM MATURITY WITHOUT DEFINING MATURITY. PLEASE INCLUDE A DEFINITION OF MATURITY HERE. IN ADDITION, THE LAST SENTENCE OF THIS PARAGRAPH, BEGINNING WITH "[I]N THIS PROSPECTUS", PROVIDES A DEFINITION OF DURATION AS A MEASURE OF SENSITIVITY TO MARKET YIELD "ADJUSTED TO REFLECT THE FUND'S EFFECTIVE LEVERAGE". THIS DEFINITION DOES NOT FOLLOW THE EARLIER DISCUSSION IN THIS PARAGRAPH, WHICH REFERENCES DURATION AS A SENSITIVITY TO CHANGES IN INTEREST RATES, AS WELL AS A NUMBER OF OTHER FACTORS. THE PARAGRAPH ALSO DOES NOT DISCLOSE HOW LEVERAGE IMPACTS DURATION. PLEASE EITHER MOVE THIS SENTENCE TO THE BEGINNING OF THE PARAGRAPH AND EXPLAIN IT OR OTHERWISE REVISE IT TO BE CONSISTENT WITH THE DEFINITION OF DURATION AS DISCUSSED.

     Response: Pursuant to your request, we have revised the Prospectus as follows to include a definition of maturity, to reflect that the Fund's target duration will be measured by the Fund's "weighted average effective duration," which is calculated without giving effect to leverage, and to keep consistent with the general discussion of duration in the above-referenced paragraph:

     "The Fund seeks to maintain, under normal market conditions, a weighted average effective duration ("duration") of between three and eight years. . . . In this prospectus, duration is the average duration of the portfolio of securities based on the duration of the individual securities and their weight within the portfolio, calculated without giving effect to the Fund's leverage. Duration is a mathematical calculation of the sensitivity of the price of a security to changes in interest rates (or yields). Maturity is the date on which a security matures and the issuer is obligated to repay principal. Duration is not necessarily equal to average maturity and differs from maturity in that it considers potential changes to interest rates, and a security's coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures."

     In addition, we have added the following sentences under "Leverage Risk":

     "Although the Fund will seek to maintain a duration, excluding the effects of leverage, of between three and eight years, if the effect of the Fund's use of leverage was included in calculating duration, it could result in a longer duration for the Fund."

     9. ALSO IN THIS SECTION, IN THE PENULTIMATE PARAGRAPH ON PAGE 2, IT STATES
THAT:

     THE FUND ALSO WILL INVEST, UNDER NORMAL MARKET CONDITIONS, AT LEAST 25% OF ITS MANAGED ASSETS IN SECURITIES OF COMPANIES IN THE FINANCIALS SECTOR AS CLASSIFIED UNDER THE GLOBAL INDUSTRY CLASSIFICATION STANDARDS DEVELOPED BY MSCI, INC. AND STANDARD & POOR'S (THE "FINANCIALS SECTOR"), WHICH MAY INCLUDE BANKS, THRIFTS, BROKERAGE FIRMS, BROKER/DEALERS, INVESTMENT BANKS, FINANCE COMPANIES, REAL ESTATE INVESTMENT TRUSTS ("REITS") AND COMPANIES INVOLVED IN THE INSURANCE INDUSTRY [EMPHASIS ADDED].

     IN GENERAL, PLEASE REVISE THIS SENTENCE TO CONFORM WITH THE FUND'S CONCENTRATION POLICY AS STATED IN THE SAI. FOR EXAMPLE, THE SENTENCE MAY BE REVISED TO STATE THAT AT ALL TIMES THE FUND WILL HAVE AT LEAST 25% OF ITS ASSETS INVESTED IN THE INDUSTRIES COMPROMISING THE FINANCIALS SECTOR. THESE INDUSTRIES
ARE ... . " WITH RESPECT TO ANY REVISIONS HERE, PLEASE REPLACE "MAY" WITH A TERM
STATING DEFINITIVELY THE GROUP OF INDUSTRIES THAT ARE PART OF THE FINANCIALS SECTOR (E.G., REPLACE "MAY" WITH "WHICH CURRENTLY INCLUDES"). PLEASE MAKE CONFORMING REVISIONS THROUGHOUT THE REGISTRATION STATEMENT.

     Response: Pursuant to your request, we have revised the above-referenced sentence as follows:

     "The Fund also will invest at least 25% of its Managed Assets in the group of industries that are part of the financials sector as classified under the Global Industry Classification Standards developed by MSCI, Inc. and Standard & Poor's (the 'financials sector'), which is currently comprised of banks, diversified financials, real estate (including real estate investment trusts ('REITs')) and insurance industries."

     10. ON PAGE 3, IN THE FIRST PARAGRAPH OF OTHER INVESTMENTS, PLEASE DISCLOSE THE MARKET CAPITALIZATION OF THE COMMON STOCKS IN WHICH THE FUND WILL INVEST; IF THE FUND MAY INVEST IN STOCKS OF ANY MARKET CAPITALIZATION, PLEASE STATE SO.

     Response: Pursuant to your request, we have added the following sentence to the above-referenced paragraph: "The Fund may invest in common stocks of companies of any market capitalization."

     11. ON PAGE 4, IN THE SIXTH LINE OF THE FIRST PARAGRAPH OF INVESTMENT PHILOSOPHY AND PROCESS, PLEASE DELETE THE WORD "CONSERVATIVE" AS THIS IMPLIES THAT THE FUND IS LOW-RISK, WHICH IS INCONSISTENT WITH CERTAIN OF ITS PRINCIPAL INVESTMENTS (E.G., EQUITIES). IN ADDITION, THIS PARAGRAPH DESCRIBES HOW THE FUND ACHIEVES "[D]IVERSIFICATION" IN ITS PORTFOLIO. AS THE FUND IS NON-DIVERSIFIED,

WE BELIEVE THE USE OF THE TERM "DIVERSIFICATION" IS MISLEADING. PLEASE USE A DIFFERENT TERM.

     Response: Pursuant to your request, we have deleted the word "conservative" and revised the above-referenced sentence as follows: "[t]hrough limits on issuer and industry weightings, the Sub-Advisor seeks to reduce the impact of the Fund's investments in the preferred, hybrid and other income-producing securities asset classes on the Fund's portfolio."

     12. IN THE FOLLOWING PARAGRAPH ON PAGE 4, IT STATES THAT THE "PROCESS ALLOWS THE SUB-ADVISOR TO SOURCE SECURITIES IN THE PREFERRED ASSET CLASS BASED ON ATTRIBUTES SUCH AS CREDIT QUALITY, YIELD AND CAPITAL STRUCTURE POSITIONING
.... [EMPHASIS ADDED]." IT IS UNCLEAR WHAT THE TERM "SOURCE" MEANS AS USED HERE.
PLEASE EXPLAIN IT. IN ADDITION, THE TERM "CAPITAL STRUCTURE POSITIONING" IS TECHNICAL IN NATURE. PLEASE EITHER EXPLAIN THIS TERM OR REPLACE IT WITH A TERM THAT IS EASIER TO UNDERSTAND.

     Response: We have replaced the term "source" in the above-referenced sentence with the phrase "invest in." In addition, after the use of the phrase "capital structure positioning" in this sentence, we have added the following parenthetical to explain the term: "(i.e., the security's level of priority to corporate income, claims to corporate assets and liquidation payments compared to certain other obligations of the issuer)."

     13. ON PAGE 10, IN FEDERAL TAX MATTERS, IT STATES THAT "[D]ISTRIBUTIONS IN EXCESS OF THE FUND'S CURRENT AND ACCUMULATED EARNINGS AND PROFITS WOULD FIRST BE A TAX-FREE RETURN OF CAPITAL TO THE EXTENT OF A COMMON SHAREHOLDER'S ADJUSTED TAX BASIS IN ITS COMMON SHARES." PLEASE REPLACE THE TERM "TAX-FREE" WITH "TAX-DEFERRED" TO BETTER REPRESENT THE TAX CONSEQUENCES OF RETURN OF CAPITAL. ALSO, PLEASE EXPLAIN THAT A "RETURN OF CAPITAL" REPRESENTS THE RETURN OF A SHAREHOLDER'S ORIGINAL INVESTMENT IN FUND SHARES, NOT A DIVIDEND FROM ITS PROFITS AND EARNINGS. IN ADDITION, PLEASE CLARIFY IN THE NEXT SENTENCE THAT WHILE RETURNS OF CAPITAL MAY NOT BE IMMEDIATELY TAXABLE, THEY MAY RESULT IN A SHAREHOLDER HAVING TO PAY HIGHER TAXES IN THE FUTURE WHEN SHARES ARE SOLD, EVEN IF THE SHAREHOLDER SELLS THE SHARES AT A LOSS FROM THE ORIGINAL INVESTMENT.

     Response: Pursuant to your request, we have revised the above-referenced section under "Federal Tax Matters" as follows:

     "Distributions in excess of the Fund's current and accumulated earnings and profits would first be a tax-deferred return of capital to the extent of a Common Shareholder's adjusted tax basis in its Common Shares. A 'return of capital' represents a return on a shareholder's original investment in the Fund's Common Shares, and not a distribution from the Fund's earnings and profits. Although a return of capital may not be immediately taxable, upon the sale of Common Shares, Common Shareholders generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the Common Shareholder and the shareholder's federal income tax basis in Common Shares sold, as adjusted to reflect return of capital, even if such shares are sold at a loss from the original investment."

     14. ON PAGE 12, IN SPECIAL RISK CONSIDERATIONS, PREFERRED SECURITIES RISK, DISCLOSE THE RISKS ASSOCIATED WITH HYBRID PREFERRED SECURITIES, WHICH ARE DESCRIBED AS A PRINCIPAL INVESTMENT. IN GENERAL, PLEASE DISCLOSE IN SPECIAL RISK CONSIDERATIONS THE RISKS ASSOCIATED EACH OF THE FUND'S PRINCIPAL INVESTMENTS, INCLUDING CONTINGENT CONVERTIBLE SECURITIES AND REITS.

     Response: The risks disclosed under "Preferred Securities Risk" apply to hybrid preferred securities as well and, as such, we have revised the section heading to "Preferred and Hybrid Preferred Securities Risk." Please note that the Prospectus also separately discloses risks associated with trust preferred securities, which is a specific type of hybrid preferred security in which the Fund may invest, under "Special Risk Considerations--Trust Preferred Securities Risk".

     We have also added the risks associated with contingent convertible securities and REITs under "Special Risk Considerations," as follows:

     "Contingent convertible securities provide for mandatory conversion into common stock of the issuer under certain circumstances. Since the common stock of the issuer may not pay a dividend, investors in these instruments could experience a reduced income rate, potentially to zero; and conversion would deepen the subordination of the investor, hence worsening standing in a bankruptcy. In addition, some such instruments have a set stock conversion rate that would cause a reduction in value of the security if the price of the stock is below the conversion price on the conversion date."

     "REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, e.g., hotels, shopping malls, residential complexes and office buildings. The market value of REIT shares and the ability of the REITs to distribute income may be adversely affected by several factors, including (i) rising interest rates; (ii) changes in the national, state and local economic climate and real estate conditions; (iii) perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; (iv) the ability of the owners to provide adequate management, maintenance and insurance; (v) the cost of complying with the Americans with Disabilities Act; (vi) increased competition from new properties; (vii) the impact of present or future environmental legislation and compliance with environmental laws; (viii) changes in real estate taxes and other operating expenses; (ix) adverse changes in governmental rules and fiscal policies; (x) adverse changes in zoning laws; and (xi) other factors beyond the control of the issuers of the REITs. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Many of these distributions, however, will not generally qualify for favorable treatment as qualified dividend income."

     15. ON PAGE 14, MUCH OF THE DISCLOSURE IN GOVERNMENT INTERVENTION RISK IS GENERAL IN NATURE. FOR EXAMPLE, IT STATES THAT "[D]ECISIONS MADE BY GOVERNMENT

POLICY MAKERS COULD EXACERBATE THE NATION'S OR THE WORLD'S CURRENT ECONOMIC DIFFICULTIES" AND THAT "LEGISLATION OR REGULATION COULD LIMIT OR PRECLUDE THE FUND'S ABILITY TO ACHIEVE ITS INVESTMENT OBJECTIVES." PLEASE DISCUSS SPECIFICALLY HOW THE FUND'S ABILITY TO ACHIEVE ITS OBJECTIVES MAY BE PRECLUDED AS A RESULT OF LEGISLATION OR REGULATION. IN ADDITION, IN DISCUSSING THE EFFECTS AND RISKS OF THE DODD-FRANK ACT, PLEASE TIE THESE DISCUSSIONS DIRECTLY TO HOW THEY MAY IMPACT THE FUND, TAKING INTO ACCOUNT THE FUND'S SPECIFIC INVESTMENT OBJECTIVES AND STRATEGIES.

     Response: We have deleted the general references and added a cross reference at the end of the first paragraph of "Government Intervention Risk" to "Risks--Preferred Securities Risk," which contains a discussion of how recent legislation or regulation may specifically impact the Fund's ability to achieve its investment objectives (e.g., "[a] longer-term consequence of the relevant provisions of the Dodd-Frank Act . . . is the potential for some types of preferred securities in which the Fund intends to invest to become more scarce and potentially less liquid"). In addition, we have revised the discussion of the Dodd-Frank Act to include the following:

     "For example, the Dodd-Frank Act established more stringent capital standards for banks and bank holding companies and will also result in new regulations affecting the lending, funding, trading and investment activities of banks and bank holding companies, thus affecting the financials sector. As such, the continuing implementation of the Dodd-Frank Act may result in reduced profitability for companies in the financials sector in which the Fund invests."

     16. ON PAGE 17, IN COMMON STOCK RISK, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH INVESTMENT IN SMALL AND MID-CAP SECURITIES, IF APPROPRIATE.

     Response: Pursuant to your request, we have included the following paragraph under "Common Stock Risk":

     "The Fund may invest in common stocks of any market capitalization. Accordingly, the Fund may invest in the common stocks of companies having smaller market capitalizations, including mid-cap and small-cap common stocks. The common stocks of these companies often have less liquidity than the common stocks of larger companies and these companies frequently have less management depth, narrower market penetrations, less diverse product lines and fewer resources than larger companies. Due to these and other factors, common stocks of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the common stocks of larger companies."

     17. ON PAGE 20, IN POTENTIAL CONFLICTS OF INTEREST RISKS, IN THE LAST FULL PARAGRAPH, IT STATES THAT "[T]HEREFORE, THE ADVISOR AND THE SUB-ADVISOR HAVE A FINANCIAL INCENTIVE TO LEVERAGE THE FUND, WHICH MAY CREATE A CONFLICT OF INTEREST ... [EMPHASIS ADDED]." PLEASE REPLACE "MAY CREATE" WITH "CREATES". PLEASE MAKE CONFORMING CHANGES THROUGHOUT THE REGISTRATION STATEMENT. PLEASE ALSO CONFIRM THAT THE ADVISORY FEE IS BASED ONLY ON STRUCTURAL LEVERAGE AND NOT

EFFECTIVE LEVERAGE (I.E., IT IS NOT BASED ON THE NOTIONAL VALUE OF ANY DERIVATIVES POSITIONS).

     Response: Pursuant to your request, we have replaced "may create" with "creates" in the above-referenced sentence throughout the registration statement. The advisory fee will be based on all forms of leverage anticipated by the Fund, which may include reverse repurchase agreements, if any, and borrowings. In determining the advisory fee, market value (and not notional value) will be used with respect to derivative positions.

     18. ON PAGE 20, IN NEW TYPES OF SECURITIES RISK, IT STATES THAT THE FUND RESERVES THE RIGHT TO INVEST IN SECURITIES THAT HAVE FEATURES OTHER THAN THOSE DESCRIBED IN THE PROSPECTUS IF THE SUB-ADVISOR BELIEVES "THAT DOING SO WOULD BE
.... IN A MANNER CONSISTENT WITH THE FUND'S INVESTMENT OBJECTIVE AND POLICIES
..... " PLEASE STATE THAT ANY INVESTMENT IN THESE TYPES OF SECURITIES WOULD ALSO
BE CONSISTENT WITH THE RISKS DISCLOSED IN THE PROSPECTUS. PLEASE ALSO DISCLOSE HERE OR ELSEWHERE IN THE PROSPECTUS WHETHER THE FUND WILL PROVIDE INFORMATION TO EXISTING SHAREHOLDERS, OTHER THAN IN ITS ANNUAL OR SEMI-ANNUAL REPORTS, IF, IN THE FUTURE, THE FUND INVESTS MATERIALLY IN "NEW TYPES" OF SECURITIES.

     Response: Pursuant to your request, we have revised the above-referenced section of "New Types of Securities Risk" as follows:

     "Since the market for these instruments will be new, the Fund may have difficulty disposing of them at a suitable price and time. In addition to limited liquidity, these instruments may present other risks, such as high price volatility, and will generally have risks similar to those associated with the Fund's current investments, as described in this prospectus. The Fund will notify Common Shareholders if it materially invests in these securities in the future and will further disclose information regarding such investments in its annual or semi-annual reports to shareholders."

     19. ON PAGE 22, IN CERTAIN AFFILIATIONS, PLEASE TIE THE RISK PRESENTED IN THIS PARAGRAPH TO HOW IT MAY IMPACT THE FUND (E.G., THE FUND'S INABILITY TO EFFECT THESE PRINCIPAL TRANSACTIONS COULD RESULT IN HIGHER BROKERAGE FEES).

     Response: Pursuant to your request, we have revised the above-referenced paragraph as follows:

     "Certain broker-dealers may be considered to be affiliated persons of the Fund, the Advisor or the Sub-Advisor. Absent an exemption from the SEC (which the Fund does not currently intend to apply for) or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to utilize affiliated brokers for agency transactions is subject to restrictions. This could limit the Fund's ability to engage in securities transactions and take advantage of market opportunities."

     20. ALSO ON PAGE 22, AS THE USE OF STRATEGIC TRANSACTIONS IS NOT A PRINCIPAL INVESTMENT STRATEGY OF THE FUND, PLEASE MOVE THE DISCUSSION OF THE RISKS ASSOCIATED WITH THESE TRANSACTIONS TO THE SAI.

     Response: Pursuant to your request, we have removed the discussion of the risks associated with Strategic Transactions from the Prospectus. These risks are described in the SAI.

SUMMARY OF FUND EXPENSES

     21. ON PAGE 24, THE INTRODUCTORY PARAGRAPH STATES THAT THE FUND'S FEE TABLE SHOWS "FUND EXPENSES AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO COMMON SHARES [EMPHASIS ADDED]". PLEASE DISCLOSE THE "NET ASSET" NUMBER THAT IS BEING USED FOR THE FEE TABLE, AND EXPLAIN TO US THE BASIS FOR CHOOSING THAT NUMBER.

     Response: Pursuant to your request, we will disclose the "net asset" amount in a subsequent pre-effective filing of the Prospectus. This amount will be based on the presumed gross sales to be derived from the initial public offering of the Fund, less the sales load and offering costs.

     22. SHAREHOLDER TRANSACTION EXPENSES, IN THE LINE "OFFERING EXPENSES BORNE BY THE FUND (AS A PERCENTAGE OF OFFERING PRICE)," PLEASE REPLACE "FUND" WITH "COMMON SHAREHOLDERS".

     Response: Pursuant to your request, we have replaced "Fund" with "Common Shareholders" in the above-referenced line under "Shareholder Transaction Expenses."

     23. UNDER ANNUAL EXPENSES, PLEASE INCLUDE A FOOTNOTE EXPLAINING HOW MANAGED ASSETS ARE CONVERTED INTO NET ASSETS FOR THE FEE TABLE, INCLUDING AN EXPLANATION OF HOW LEVERAGE AFFECTS THE CONVERSION.

     Response: Pursuant to your request, we have inserted a footnote under the "Annual Expenses" table to explain that Managed Assets are converted into net assets by deducting the assumed amount of leverage to be used by the Fund.

     24. ALSO IN ANNUAL EXPENSES, WITH RESPECT TO "[I]NTEREST PAYMENTS ON BORROWED FUNDS", IF THE FUND INTENDS TO BORROW IN THE FIRST YEAR FROM FINANCIAL INSTITUTIONS THAT MAY CHARGE THE FUND ANY FEES IN ADDITION TO INTEREST, PLEASE NOTE WHETHER THESE FEES ARE REFLECTED IN THE TABLE.

     Response: Pursuant to your request, we have inserted in footnote (7) of the "Annual Expenses" table a statement that "[i]nterest payments on borrowed funds" assumes there will not be any additional fees payable by the Fund under the assumed borrowings. The only contemplated annual fees under such borrowings are unutilized facility fees, which the Fund does not expect to pay based upon anticipated borrowings.

THE FUND'S INVESTMENTS

     25. ON PAGE 27, IN THE SECOND PARAGRAPH OF INVESTMENT PHILOSOPHY AND PROCESS, IT STATES THAT "[N]EW INVESTMENTS ARE PRESENTED TO THE SUB-ADVISOR'S INVESTMENT COMMITTEE BEFORE INCLUSION INTO THE PORTFOLIO [EMPHASIS ADDED]". DOES THIS INCLUDE ALL NEW INVESTMENTS? PLEASE CLARIFY.

     Response: Pursuant to your request, we have revised the above-referenced sentence as follows: "[n]ew investments in securities of issuers that have not already been approved by the Sub-Advisor's investment committee are presented to the committee before inclusion into the portfolio."

     26. ON PAGE 28, IN THE FUND, PORTFOLIO COMPOSITION, IN THE DISCUSSION OF HYBRID SECURITIES, IT STATES THAT "[M]ANY HYBRID PREFERRED SECURITIES ARE ISSUED BY TRUSTS OR OTHER SPECIAL PURPOSE ENTITIES ESTABLISHED BY OPERATING COMPANIES AND ARE NOT DIRECT OBLIGATIONS OF THE OPERATING COMPANY". PLEASE DISCUSS WITHIN THE PROSPECTUS WHETHER, IN THE CASE THAT THESE ENTITIES MAY DEFAULT, THE HOLDERS OF THE PREFERRED SHARES, COLLATERALIZED BY DEBT OF THE OPERATING COMPANY, MAY PROCEED AGAINST THE OPERATING COMPANY, OR ONLY THE SPECIAL PURPOSE ENTITY. WITH THIS STRUCTURE, ARE THERE ADDITIONAL RISKS TO BE CONSIDERED? PLEASE DISCLOSE ANY SIMILAR CONCERNS WITH RESPECT TO TRUST PREFERRED SECURITIES.

     Response: Pursuant to your request, we have revised the above-referenced paragraph as follows:

     "Many hybrid preferred securities, such as trust preferred securities, are issued by trusts or other special purpose entities established by operating companies, such as bank holding companies in the case of trust preferred securities, and are not direct obligations of the operating company. At the time the trust or special purpose entity sells such preferred securities to investors, it purchases debt of the operating company (with terms comparable to those of the trust or special purpose entity securities), which enables the operating company to deduct for tax purposes the interest paid on the debt held by the trust or special purpose entity. An issuer of hybrid preferred securities may be permitted to defer the payment of income for a specified time, typically up to five years, without triggering an event of default. In the case of many hybrid preferred securities, including trust preferred securities, if the operating company fails to make its payments after this deferral period, an event of default and acceleration occurs, giving holders of the hybrid preferred securities the right to take hold of the junior subordinated debt issued by the operating company to the trust. At this time, the operating company's obligation to pay principal and interest on the underlying junior subordinated debt accelerates and becomes immediately due and payable."

     In addition, we have added the following to "Trust Preferred Securities Risk" in the Prospectus:

     "Generally, trust preferred securities are issued by a trust that is created by a financial institution, such as a bank holding company, but are not a direct obligation of that financial institution. The risks associated with trust preferred securities typically include the financial condition of that financial institution, as the trust typically has no business operations other than holding the subordinated debt issued by the financial institution and issuing the trust preferred securities and common stock backed by the subordinated debt. If a financial institution is financially unsound and defaults on interest payments to the trust, the trust will not be able to make payments to holders of the trust preferred securities such as the Fund. The issuer of trust preferred securities is generally able to defer or skip payments for up to five years without being in default. If such election is made, distributions will not be made on the trust preferred securities during the deferral period."

     "Holders of trust preferred securities generally have limited voting rights to control the activities of the trust and no voting rights with respect to the parent company. The market value of trust preferred securities may be more volatile than those of conventional debt securities. Trust preferred securities may be issued in reliance on Rule 144A under the 1933 Act and be subject to restrictions on resale."

     As discussed in Item 14 above, the risks described under "Preferred Securities Risk" (as well as certain other general risk factors, including credit risk, disclosed in the "Risks" section of the Prospectus) apply generally to the various types of preferred securities in which the Fund may invest, including hybrid/trust preferred securities.

     27. ON PAGE 30, THE PARAGRAPH INVESTMENT COMPANIES REFERENCES AN EXEMPTION GRANTED TO THE FUND UNDER THE 1940 ACT ALLOWING THE FUND TO INVEST IN SECURITIES OF OTHER INVESTMENT COMPANIES TO A CERTAIN EXTENT. PLEASE DISCLOSE IN THIS SECTION WHETHER THE COMPANY INTENDS TO APPLY FOR, HAS APPLIED FOR, OR HAS BEEN GRANTED ANY SUCH EXEMPTIVE RELIEF. IF THE FUND HAS APPLIED FOR OR INTENDS TO APPLY FOR SUCH EXEMPTIVE RELIEF, PLEASE DISCLOSE IN THIS SECTION THAT THERE IS NO GUARANTEE THAT ANY SUCH RELIEF WILL BE GRANTED. PLEASE MAKE SIMILAR DISCLOSURES FOR ALL REFERENCES TO EXEMPTIVE RELIEF THROUGHOUT THE REGISTRATION STATEMENT (INCLUDING THE REFERENCE MADE IN THE FUND'S FUNDAMENTAL RESTRICTION ON BORROWING, AS STATED ON PAGE 1 OF THE SAI).

     Response: Pursuant to your request, we have revised the applicable sections of the Prospectus and SAI to state that the Fund does not currently intend to apply for (i) exemptive relief that would allow the Fund to invest in securities of other investment companies to a certain extent beyond that permitted under the 1940 Act, or (ii) exemptive relief with respect to the Fund's fundamental restriction on borrowing. In addition, in connection with revising the section referenced in Item 19 above, we have also stated that the Fund does not currently intend to apply for exemptive relief that would permit it to effect certain principal transactions with affiliated brokers.

     28. ON PAGE 42, IN POTENTIAL CONFLICTS OF INTEREST RISK, IT STATES THAT THE ADVISOR "MAY MANAGE AND/OR ADVISE OTHER INVESTMENT FUNDS OR ACCOUNTS WITH THE SAME OR SIMILAR INVESTMENT OBJECTIVE AND STRATEGIES AS THE FUND". PLEASE STATE

SPECIFICALLY WHETHER THE ADVISOR ADVISES OTHER FUNDS OR ACCOUNTS SIMILAR TO THE FUND. IF THE ADVISOR DOES NOT CURRENTLY DO SO, BUT MAY IN THE FUTURE, PLEASE PROVIDE DISCLOSURE TO THAT EFFECT.

     Response: Pursuant to your request, we have revised the above-referenced sentence to state specifically that "the Advisor and the Sub-Advisor each manages and/or advises other investment funds or accounts with the same investment objectives and strategies as the Fund."

NET ASSET VALUE

     29. ON PAGE 46, IN FAIR VALUE, IT STATES THAT "[I]N FAIR VALUING THE FUND'S INVESTMENTS, CONSIDERATION IS GIVEN TO SEVERAL FACTORS, WHICH MAY INCLUDE, AMONG OTHERS, THE FOLLOWING ... [EMPHASIS ADDED]." ALSO, THE LAST BULLET IN THIS SECTION REFERS TO "OTHER RELEVANT FACTORS". PLEASE DELETE THESE REFERENCES AND DISCLOSE ALL FACTORS CONSIDERED IN DETERMINING FAIR VALUE.

     Response: Pursuant to your request, we have deleted the phrase "may include, among others" from the above-referenced sentence under "Fair Value." We have revised the listed factors to include those stated in the Fund's valuation policies, which explicitly includes "other relevant factors."

ADDITIONAL COMPENSATION TO BE PAID BY THE ADVISOR AND SUB-ADVISOR

     30. WITH REGARD TO THE "STRUCTURING FEES" DESCRIBED IN THE FIRST PARAGRAPH ON PAGE 57, PLEASE CLARIFY HERE THAT THESE FEES ARE NOT REIMBURSABLE TO THE ADVISOR OR SUB-ADVISOR.

     Response: Pursuant to your request, we have clarified in the above-referenced paragraph that structuring fees are not reimbursable to the Advisor or the Sub-Advisor by the Fund.

                      STATEMENT OF ADDITIONAL INFORMATION

     31. ON PAGE 2, IN THE PARAGRAPH IMMEDIATELY FOLLOWING FUNDAMENTAL RESTRICTION NUMBER 7, PLEASE DELETE THE PARENTHETICAL "(OR SUCH OTHER PERCENTAGE TO THE EXTENT PERMITTED BY THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"))" AS THE 1940 ACT DOES NOT PERMIT BORROWINGS IN AN AMOUNT GREATER THAN THE AMOUNT DESCRIBED IN THAT PARAGRAPH.

     Response: Pursuant to your request, we have deleted the parenthetical "(or such other percentage to the extent permitted by the Investment Company Act of 1940, as amended (the '1940 Act'))" from the above-referenced paragraph in the Statement of Additional Information.

     32. ON PAGE 2, IN NON-FUNDAMENTAL INVESTMENT POLICIES, IT STATES THAT THE FUND WILL INVEST AT LEAST 80% OF ITS MANAGED ASSETS IN A PORTFOLIO OF SECURITIES THAT INCLUDE SECURITIES "OF OTHER OPEN-END, CLOSED-END AND EXCHANGE-TRADED FUNDS

THAT INVEST PRIMARILY IN SECURITIES OF THE TYPES IN WHICH THE FUND MAY INVEST DIRECTLY [EMPHASIS ADDED]". PLEASE EXPLAIN TO US HOW THE FUND DETERMINES WHETHER ONE OF THESE OTHER FUNDS "INVEST PRIMARILY", AS USED WITHIN THIS POLICY.

     Response: Please refer to our response to Item 3 above.


                                    ********


     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                          Very truly yours,

                                          CHAPMAN AND CUTLER LLP


                                          By  /s/ Walter Draney
                                              -------------------------------
                                                  Walter Draney


Enclosures